                                                                  EXHIBIT (c)(1)

COMPENSATION OF DIRECTORS

Cash Compensation

      Each director who is not an employee of the Company receives an annual retainer of $34,000 per year, and a meeting fee of $1,000 for each day of attendance, in person or telephonically, at a regularly scheduled Board meeting, and for each day of attendance in person at a special Board meeting. Each such director who is a member of the Audit Committee or Compensation Committee receives an additional $5,000 per year.

Retirement Plan

      The 1990 Nonemployee Director Retirement Plan (the "Retirement Plan") provides specified benefits for directors who served as a director prior to December 6, 1996, who retire from the Board of Directors with at least five years of service, and who are not, and have never been, employees of the Company. Pursuant to the Retirement Plan, each such director is entitled to receive an annual benefit equal to the sum of (1) the annual retainer for nonemployee directors in effect as of the date of the director's retirement, plus (2) the daily Board meeting fee in effect as of such date multiplied by the number of regularly scheduled Board meetings held during the year ending on such date. These benefits commence on the later of (i) the director's 65th birthday or (ii) the date upon which he or she retires from the Board. With respect to directors who, at the time of retirement, have served on the Board for more than five but less than ten years, these benefits will be payable for the number of years of service. If such a director dies prior to the payment in full of these benefits, the remaining benefits will be paid to the beneficiary designated by the director for such purpose. With respect to directors who, at the time of retirement, have served on the Board for at least ten years, these benefits will be payable for ten years or until the director's death, if later. If such a director dies prior to the payment of benefits for ten years, the remaining benefits will be paid to the director's beneficiary.

      Messrs. Allen, Bailey, Lawton, McFarlan and Mellor are currently eligible to receive benefits under the Retirement Plan upon retirement from the Board of Directors. Messrs. Allen and Lawton will reach mandatory retirement age in October 1997 and

June 1998, respectively, and the other three nonemployee directors will reach mandatory retirement age thereafter. If the 1997 Nonemployee Director Stock Incentive Plan is approved by the stockholders at the Annual Meeting, the Board will amend the Retirement Plan so that no current or future directors other than Messrs. Allen and Lawton will be eligible to receive benefits thereunder. In lieu of such Retirement Plan benefits, all current and future nonemployee directors other than Messrs. Allen and Lawton will receive stock-based incentives of substantially equivalent value, as described below.

Stock-Based Incentives

      1997 Nonemployee Director Stock Incentive Plan. In order further to align the interests of nonemployee directors with the interests of stockholders generally, and to enable the Company to award stock-based incentives to nonemployee directors in lieu of the Retirement Plan benefits to which they would otherwise be entitled, the Board of Directors adopted the 1997 Nonemployee Director Stock Incentive Plan (the "1997 Plan") on June 16, 1997 and is submitting it to the stockholders for their approval at the Annual Meeting. See "ITEM 2 -- PROPOSED 1997 NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN" below.

      As described below, the 1997 Plan authorizes the Board to award any type of stock-based incentive to nonemployee directors. If the 1997 Plan is approved by the stockholders at the Annual Meeting, then, immediately thereafter, the Board will take the following actions:

      (1) The Retirement Plan will be amended so that no current or future directors other than Messrs. Allen and Lawton will be eligible to receive benefits thereunder.

      (2) Messrs. Bailey, McFarlan and Mellor will each receive an award of Restricted Stock Units, as described below ("RSUs"), in lieu of his currently vested Retirement Plan benefits. The number of RSUs to be awarded to Messrs. Bailey, McFarlan and Mellor will be equal to the number of shares of CSC Common Stock, rounded to the nearest whole share, which have an aggregate market value of $73,000, $127,000 and $149,000, respectively, on August 11, 1997, based on the closing price of CSC Common Stock on that date reported on the Composite Tape for NYSE listed companies.

      (3) Messrs. Bailey, McDonnell, McFarlan, Mellor and Rutledge will each receive an award of RSUs in lieu of the future Retirement Plan benefits that would otherwise accrue during the next five years. The number of RSUs to be awarded to each director will be equal to the number of shares of CSC Common Stock, rounded to the nearest whole share, which have an aggregate market value of $109,000, on August 11, 1997, based on the closing price of CSC Common Stock on that date reported on the Composite Tape for NYSE listed companies

      These awards of RSUs are designed to be substantially equivalent in value to the individual Retirement Plan benefits for which they are being substituted. Since Messrs. Bailey, McFarlan and Mellor are different ages and have served as directors for different periods of time, their currently vested Retirement Plan benefits are different. The

Retirement Plan benefit that would otherwise accrue during the next five years with respect to each of the five nonemployee directors is deemed to have the same value.

      The Board currently intends to make similar RSU awards in five years to compensate for the Retirement Plan benefits that would otherwise accrue thereafter. Although these future awards may be in the form of stock-based incentives other than RSUs, and the timing of these future awards may be different than as described herein, the value of such stock-based incentives will be substantially equivalent to the value of the Retirement Plan benefits for which they are substituted.

      The Board of Directors reviews nonemployee director compensation on a periodic basis. Although the Board has no such intention at this time, it may utilize the 1997 Plan to award stock-based incentives to nonemployee directors in addition to the stock-based incentives it will award to them in lieu of Retirement Plan benefits.

      Restricted Stock Units. The Restricted Stock Units to be awarded under the 1997 Plan, as described above, will be evidenced by written agreements between the Company and the nonemployee directors to whom they are awarded (the "RSU Agreements"). Pursuant to the terms and conditions set forth in the RSU Agreements, the Company will deliver to the director or, after the director's death, the beneficiary designated by the director for such purpose, upon the automatic redemption of the RSUs:

      (1)   shares of CSC Common Stock; and

      (2) cash in an amount equal to the regular, quarterly cash dividends that would have accrued and been payable with respect to such shares from the date of award of the RSUs through and including the date of redemption of the RSUs, together with interest thereon at the rate accrued on cash bonuses deferred under the Company's Deferred Compensation Plan, as such rate may be reset from time to time (collectively, with respect to each such share, a "Dividend Equivalent").

      Each RSU Agreement will set forth the director's irrevocable election with respect to the timing of redemption of the RSUs subject thereto, which election must be made within 30 days after the date of award. At the director's election, the RSUs may be automatically redeemed (1) as an entirety, upon the date he or she ceases to be a director (the "Retirement Date"), or (2) in substantially equal amounts upon the first five, ten or fifteen anniversaries of the Retirement Date. The total number of shares of CSC Common Stock and Dividend Equivalents to be delivered by the Company pursuant to an RSU Agreement will be determined as follows:

      (i) if the RSUs are awarded in lieu of currently vested Retirement Plan benefits, the total number of shares and Dividend Equivalents to be delivered will be equal to the total number of RSUs subject to the RSU Agreement; and

      (ii) if the RSUs are awarded in lieu of future Retirement Plan benefits, the total number of shares and Dividend Equivalents to be delivered will be equal to the following percentage, multiplied by the total number of RSUs subject to the RSU Agreement:

      Number of Full Years
     of Service as Director                           Percentage of
    after Date of RSU Award                         Total RSUs Awarded
    -----------------------                         ------------------
   At least 1, but less than 2                             20%
   At least 2, but less than 3                             40%
   At least 3, but less than 4                             60%
   At least 4, but less than 5                             80%
   At least 5                                             100%

      All RSUs will be nontransferable other than by will or the laws of intestate succession.

      If the outstanding shares of CSC Common Stock are exchanged for or converted into cash, property and/or a different number or kind of securities, or cash, property and/or securities are distributed in respect of such outstanding shares, in either case as a result of a reorganization, merger, consolidation, recapitalization, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, or if substantially all of the property and assets of the Company are sold, then the Board of Directors will make appropriate and proportionate adjustments in the number and type of shares or other securities or cash or other property that will thereafter be delivered upon redemption of the RSUs.

                                     ITEM 2.
             PROPOSED 1997 NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN

      In order to continue to attract and retain qualified, independent nonemployee directors, and further align the interests of nonemployee directors with the interests of stockholders generally, the Company believes it is necessary to provide for the award of stock-based incentives to such directors. In connection therewith, the Board of Directors adopted the 1997 Nonemployee Director Stock Incentive Plan on June 16, 1997 and is submitting it to the stockholders for their approval at the Annual Meeting.

      The following description of the 1997 Plan is qualified in its entirety by reference to the full text of the Plan, a copy of which is attached as Appendix A to this Proxy Statement.

GENERAL

      Each director of the Company who is not an employee of the Company or any of its subsidiaries will be eligible for the grant of awards under the 1997 Plan. The maximum number of shares of CSC Common Stock that may be issued pursuant to awards granted under the 1997 Plan is 50,000, subject to certain adjustments to prevent dilution. The 1997 Plan will be administered by the Board of Directors, which, subject to the provisions of the 1997 Plan, will have full and final authority to grant awards thereunder and determine the terms and conditions of such awards, including the number of shares to be issued pursuant thereto.

AWARDS

      The 1997 Plan authorizes the Board to enter into any type of arrangement with a nonemployee director that, by its terms, involves or might involve the issuance of (1) shares of CSC Common Stock, (2) an option, warrant, convertible security, stock appreciation right or similar right with an exercise or conversion privilege at a price related to the CSC Common Stock, or (3) any other security or benefit with a value derived from the value of the CSC Common Stock.

      Awards under the 1997 Plan are not restricted to any specified form or structure and may include arrangements such as sales, bonuses and other transfers of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, restricted stock units, other securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock, dividend equivalents, performance units or performance shares. An award may consist of one such arrangement or two or more such arrangements in tandem or in the alternative. An award may provide for the issuance of CSC Common Stock for any lawful consideration, including services rendered.

      An award under the 1997 Plan may permit the recipient to pay all or part of the purchase price of the shares or other property issuable pursuant to the award, and/or to pay all or part of the recipient's tax withholding obligations with respect to such issuance, by delivering previously owned shares of capital stock of the Company or other property, or by reducing the amount of shares or other property otherwise issuable pursuant to the award. If an option granted under the 1997 Plan permitted the recipient to pay for the shares issuable pursuant thereto with previously owned shares, the recipient would be able to "pyramid" his or her previously owned shares, i.e., to exercise the option in successive transactions, starting with a relatively small number of shares and, by a series of exercises using shares acquired from each transaction to pay the purchase price of the shares acquired in the following transaction, to exercise the option for a larger number of shares with no more investment than the original share or shares delivered.

      If the 1997 Plan is approved by the stockholders at the Annual Meeting, then, immediately thereafter, the Board will award Restricted Stock Units to nonemployee directors as described in "ITEM 1 -- ELECTION OF DIRECTORS; Compensation of Directors," above.

PLAN DURATION

      The 1997 Plan became effective upon its adoption by the Board of Directors on June 16, 1997, but no shares of CSC Common Stock may be issued or sold under the 1997 Plan until it has been approved by the Company's stockholders. No awards may be granted under the 1997 Plan after June 16, 2007.

AMENDMENTS

      The Board of Directors may amend or terminate the 1997 Plan at any time and in any manner, subject to the following:

            (1) the recipient of any award may not, without his or her consent, be deprived thereof or of any of his or her rights thereunder or with respect thereto as a result of such amendment or termination; and

            (2) if any national securities exchange upon which any of the Company's securities are listed requires that any such amendment be approved by the Company's stockholders, then such amendment will not be effective until it has been approved by the Company's stockholders.

EFFECT OF SECTION 16(b) OF THE SECURITIES EXCHANGE ACT OF 1934

      The acquisition and disposition of CSC Common Stock by directors is subject to Section 16(b) of the Securities Exchange Act of 1934. Pursuant to
Section 16(b), a purchase of CSC Common Stock by a director within six months before or after a sale of CSC Common Stock by the director could result in recovery by the Company of all or a portion of any amount by which the sale proceeds exceed the purchase price. Directors are required to file reports of changes in beneficial ownership under Section 16(a) of the Securities Exchange Act of 1934 upon acquisitions and dispositions of shares. Rule 16b-3 provides an exemption from Section 16(b) liability for certain transactions pursuant to certain benefit plans. The 1997 Plan is designed to comply with Rule 16b-3.

FEDERAL INCOME TAX TREATMENT

      The following is a brief description of the federal income tax treatment that will generally apply to awards granted under the 1997 Plan, based on federal income tax laws in effect on the date hereof. The exact federal income tax treatment of awards will depend on the specific nature of the award. An award may be taxable as an option, as restricted or unrestricted stock, as a Restricted Stock Unit, as a cash payment, or otherwise.

Stock Options

      The grant to a nonemployee director of an option or other similar right to acquire CSC Common Stock is generally not a taxable event for the director.

      Upon exercise of the option, the director will generally recognize ordinary income in an amount equal to the excess of the fair market value of the shares on the date of exercise over the exercise price, and the Company will be entitled to a deduction equal to such amount. If the director exercises the option within six months of the date of grant, he or she will generally not recognize ordinary income until the date of sale of the shares or, if earlier, six months after the date of grant of the option. Special rules apply to a director who exercises an option having an exercise price greater than the fair market value of the underlying shares on the date of exercise.

      A subsequent sale of the shares generally will give rise to capital gain or loss equal to the difference between the sales price and the sum of the exercise price paid with respect to such shares plus the ordinary income recognized with respect to such shares.

Restricted Stock and Restricted Stock Units

      Awards to nonemployee directors under the 1997 Plan may include sales, bonuses or other grants of shares, or Restricted Stock Units or other convertible or redeemable securities, which are subject to restrictions or vesting schedules. The director will generally not be taxed until such shares or other securities vest, or the restrictions thereon expire or are removed. At such time, the director will recognize ordinary income, and the Company will be entitled to a deduction, in an amount equal to the excess of the fair market value of the shares or other vested benefit on that date over the purchase price. For example, each of the nonemployee directors who receives one of the awards of Restricted Stock Units described in "ITEM 1 -- ELECTION OF DIRECTORS; Compensation of Directors" above will recognize ordinary income, and the Company will be entitled to a deduction, on the date or dates upon which such RSUs are automatically redeemed.

      If a nonemployee director makes an election under Section 83(b) of the Internal Revenue Code within 30 days after receiving restricted shares, he or she will recognize ordinary income, and the Company will be entitled to a deduction, on the date of receipt of the restricted shares, equal to the excess of the fair market value of the shares on that date over the purchase price.

Miscellaneous Tax Issues

      Awards may be granted under the 1997 Plan that do not fall clearly into the categories described above. The federal income tax treatment of these awards will depend upon their specific terms.

BOARD RECOMMENDATION

      THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE APPROVAL OF THE PROPOSED 1997 NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN. A majority of the votes cast at the Annual Meeting is necessary for the approval of this proposal.

                             EXECUTIVE COMPENSATION

REPORT OF COMPENSATION COMMITTEE ON ANNUAL COMPENSATION OF EXECUTIVE OFFICERS

General

      The Company's executive compensation program is designed to provide competitive levels of cash compensation and long-term incentives based on the Company's performance, and includes base salary, annual cash incentive awards and stock option grants. In addition, the Company has adopted various employee benefit plans, including retirement plans, health plans, insurance plans and others, in which executive officers are eligible to participate.

      Executive compensation levels and the mix of pay components (base salary and short-term and long-term incentives) are determined by the Compensation Committee. An executive's base salary and stock option awards are based primarily on his or her position and long-term contribution to the Company. The annual cash incentive award is based primarily on the performance of the executive's business unit compared to prior year performance and established annual goals. Performance factors include revenue, operating margin, net income and cash flow, as well as specific individual achievements.

      In determining these pay components, the Compensation Committee also considers executive compensation data from comparable companies, which is provided by Hewitt Associates, a recognized international compensation consulting firm. The comparator group used in determining fiscal year 1997 compensation was comprised of 17 publicly-held and 2 privately-owned companies in the information technology and services industries.

      The Company's executive compensation program takes into account any potential limitations on the deductibility of compensation in excess of $1,000,000 per year imposed by Internal Revenue Code Section 162(m), but does not require that all compensation qualify for exemption from such limitation. The Company will deduct all compensation paid to executive officers for fiscal year 1997.

      The Compensation Committee believes that the Company's executive compensation program allows the Company to attract and retain outstanding executives in the information technology field and is well structured to align management's and stockholders' interest in the enhancement of stockholder value through stock ownership programs and incentive programs based on performance and stock value.

Relationship of Company Performance to Executive Compensation

      Fiscal year 1997 compensation was determined on an individual basis in accordance with the above policies and programs. The Company's performance substantially met its financial goals. Fiscal year 1997 revenue was $5.6 billion, representing growth of 18.5% over the prior fiscal year; operating margin was 7.6%, compared to 7.2%; net income was $228 million, representing growth of 33.0% (before the effect of special charges); and free cash flow was $54,000,000, up 49%. These results were considered strong and compared quite favorably to the results of the Company's comparator group.

Fiscal Year 1997 Stock Option Grants

      The Company granted stock options to various executive officers during fiscal year 1997, including each of the five Named Executive Officers, as shown in the Options Granted in Last Fiscal Year table on page [17].

Chief Executive Officer Compensation

      Mr. Honeycutt's base salary for fiscal year 1997 reflected an increase of $89,616, or 14.3%, over his base salary for fiscal year 1996. In determining Mr. Honeycutt's base salary for fiscal year 1997, the Committee compared his base salary to the base salaries of chief executive officers at the comparator companies. The Committee also considered the Company's financial performance for fiscal year 1996, Mr. Honeycutt's individual performance during that year and his long-term contributions to the success of the Company. During fiscal year 1996 (before restatement to reflect an acquisition accounted for as a pooling of interests), revenue growth of 25.8%, operating margin of 7.1%, net income growth of 28.0% and free cash flow of approximately $27,000,000 were considered strong results.

      For fiscal year 1997, Mr. Honeycutt received an award of 25,000 stock options, and an annual cash incentive award of $652,500, which he elected to defer pursuant to the Company's Deferred Compensation Plan. These pay components reflect the following: (1) the Company substantially met its fiscal 1997 financial goals, (2) record new business was announced during the year and (3) the Company acquired and integrated The Continuum Company, Inc., the largest acquisition in the Company's history.

      As of June 10, 1997, Mr. Honeycutt had options to purchase an aggregate of 413,563 shares of CSC Common Stock and beneficially owned 221,848 shares of CSC Common Stock, including 188,190 shares underlying options which will be exercisable on or prior to August 20, 1997.

Conclusion

      The Committee believes that this executive compensation program serves the interests of stockholders and the Company effectively. The various pay vehicles offered are appropriately balanced to motivate executives to contribute to the Company's overall future successes, thereby enhancing the value of the Company for the stockholders.

      We will continue to address the effectiveness of the Company's total compensation program to meet the needs of the Company and serve the interests of its stockholders.

Howard P. Allen
Irving W. Bailey, II
James R. Mellor

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation of the Chief Executive Officer and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers") for services rendered to the Company in all capacities during the fiscal years ended March 28, 1997, March 29, 1996, and March 31, 1995.

                                                                                     LONG-TERM
                                                            ANNUAL COMPENSATION     COMPENSATION
                                                          ----------------------    -----------        ALL OTHER
                                                          SALARY(2)     BONUS(3)     OPTIONS(4)    COMPENSATION (5)
        NAME AND PRINCIPAL POSITION (1)          YEAR        ($)          ($)            (#)              ($)
       --------------------------------          ----     --------      -------      ----------    -----------------
Van B. Honeycutt ...........................     1997      714,616      652,500        25,000            2,492
    Chairman, President and ................     1996      625,000           (6)       11,758(6)         1,548
    Chief Executive Officer ................     1995      490,385           (6)      113,605(6)         2,637

Thomas R. Madison, Jr ......................     1997      409,404      288,400        15,000            2,194
    Corporate Vice President and ...........     1996      379,231      269,500        10,000            2,492
    President, Financial Services Group ....     1995          n/a          n/a           n/a              n/a

Ronald W. Mackintosh .......................     1997      376,193      272,541        15,000           31,866
    Corporate Vice President and ...........     1996      335,607      236,633        10,000           31,473
    President, European Group ..............     1995      311,266      124,506                         23,967

Leon J. Level ..............................     1997      361,637      217,980        10,000            2,320
    Corporate Vice President and ...........     1996      343,789      173,000         5,000            2,343
    Chief Financial Officer ................     1995      321,269      162,000                          2,272

Milton E. Cooper ...........................     1997      326,827      231,000        15,000            2,383
    Corporate Vice President and ...........     1996      295,173      207,900        10,000            2,327
    President, Systems Group ...............     1995      276,750      195,000                          2,249

----------
(1) During fiscal year 1997, Mr. Honeycutt served as President and Chief Executive Officer of the Company. Effective March 29, 1997, he assumed the additional title of Chairman.

      During fiscal year 1997, Mr. Madison served as Corporate Vice President and President, Integrated Business Services. Since May 1, 1997, he has served as Corporate Vice President and President, Financial Services Group. Mr. Madison was appointed an executive officer of the Company effective August 14, 1995. Although he served as an executive officer for only a portion of fiscal year 1996, the amounts shown reflect his compensation for the entire fiscal year.

(2) The amounts shown reflect all salary earned during the covered fiscal year.

(3) Cash bonuses earned during any fiscal year are determined and paid in the following fiscal year pursuant to the Company's Annual Incentive Plan. Payment of such bonuses may be deferred pursuant to the Company's Deferred Compensation Plan. The amounts shown reflect all cash bonuses earned during the covered fiscal year, whether or not the payment thereof was deferred.

(4) The amounts shown reflect the aggregate number of shares underlying stock options granted during the covered fiscal year.

(5) The amounts shown for Messrs. Honeycutt, Madison, Level, and Cooper reflect contributions by the Company to the Matched Asset Plan, a defined contribution plan. The amount shown for Mr. Mackintosh reflects contributions by the Company to a defined contribution plan in the United Kingdom.

      The amounts shown for Mr. Madison in fiscal years 1997 and 1996 do not include aggregate incremental expenses of $216,565 incurred by the Company during those years in connection with his relocation from Georgia to Virginia. See "Certain Relationships and Related Transactions" on page [19].

(6) The amounts shown in the Options column for Mr. Honeycutt in fiscal years 1996 and 1995 include 11,758 and 13,605 shares, respectively, underlying stock options granted in lieu of the cash bonuses he earned during fiscal years 1996 and 1995. These stock options, which were granted approximately one month after fiscal year-end, have exercise prices of $17.72 and $12.25 per share, respectively (25% of the market value per share on the date of grant), and will become exercisable to purchase one-third of the underlying shares on each of the first three anniversaries of the option grant date.

OPTION GRANTS IN LAST FISCAL YEAR

The following table sets forth information concerning stock options granted to the Named Executive Officers during the fiscal year ended March 28, 1997. No stock appreciation rights were granted in such fiscal year.

                                                         INDIVIDUAL GRANTS                         POTENTIAL REALIZABLE VALUE
                                     --------------------------------------------------------      AT ASSUMED ANNUAL RATES OF
                                                  PERCENT OF                                        STOCK PRICE APPRECIATION
                                                  TOTAL OPTIONS                                        FOR OPTION TERM (1)
                                     OPTIONS      GRANTED TO        EXERCISE OR                    --------------------------
                                     GRANTED      EMPLOYEES IN      BASE PRICE     EXPIRATION         5%               10%
              NAME                     (#)        FISCAL YEAR         ($)/SH.         DATE            ($)              ($)
              ----                   -------      ------------      -----------    ----------      ---------        ---------
Van B. Honeycutt ................    11,758(2)       0.75%            17.72          5/9/06        1,149,085        1,953,139
                                     25,000(3)       1.59%            70.88          5/9/06        1,114,323        2,823,912

Thomas R. Madison, Jr ...........    15,000(3)       0.95%            70.88          5/9/06          668,594        1,694,347

Ronald W. Mackintosh ............    15,000(3)       0.95%            70.88          5/9/06          668,594        1,694,347

Leon J. Level ...................    10,000(3)       0.64%            70.88          5/9/06          445,729        1,129,565

Milton E. Cooper ................    15,000(3)       0.95%            70.88          5/9/06          668,594        1,694,347

----------
(1) Amounts shown reflect the potential realizable value of each grant of stock options, assuming that the market price of the underlying shares appreciates in value from the date of grant to the expiration date at an annualized rate of 5% or 10%. These potential values are reported in order to comply with Securities and Exchange Commission requirements, and the Company cannot predict whether these values will be achieved.

(2) This nonqualified stock option was granted to Mr. Honeycutt in lieu of a cash bonus for fiscal year 1996. (See Note (6) to the Summary Compensation Table on page [16]) The option has an exercise price equal to 25% of the market value of the underlying shares on the date of grant, will become exercisable to purchase one-third of the underlying shares on each of the first three anniversaries of the date of grant of the option.

(3) These nonqualified stock options granted, which have an exercise price equal to the market value of the underlying shares on the date of grant, will become exercisable to purchase 20% of the underlying shares on each of the first five anniversaries of the date of grant of the option.

FISCAL YEAR END OPTION VALUES

The following table sets forth information concerning the value of unexercised in-the-money stock options held by the Named Executive Officers on March 28, 1997.

                                                                                                        VALUE OF UNEXERCISED
                                                                       NUMBER OF UNEXERCISED            IN-THE-MONEY OPTIONS
                                      SHARES                         OPTIONS AT FISCAL YEAR END         AT FISCAL YEAR END(1)
                                    ACQUIRED ON                     ---------------------------      ---------------------------
                                     EXERCISE     VALUE REALIZED    EXERCISABLE   UNEXERCISABLE      EXERCISABLE   UNEXERCISABLE
               NAME                     (#)            ($)              (#)            (#)               ($)             ($)
               ----                 ----------    --------------    -----------   -------------      -----------   -------------
Van B. Honeycutt ...................      none            n/a         147,735         165,828         5,300,992       3,937,312
Thomas R. Madison, Jr...............      none            n/a          20,000          50,000           500,750         816,125
Ronald W. Mackintosh ...............     2,500        172,708          42,200          36,800         1,780,000         645,625
Leon J. Level ......................    10,000        654,875          59,400          29,000         2,559,025         632,875
Milton E. Cooper ...................      none            n/a          89,000          29,000         3,835,000         343,750

----------
(1) The amounts shown reflect the spread between the exercise price and the market value of the underlying shares of CSC Common Stock on March 28, 1997 (based on the $62.375 closing price of the CSC Common Stock on that date reported on the Composite Tape for NYSE listed companies).

DEFINED BENEFIT PLANS

      Messrs. Honeycutt, Madison, Level and Cooper participate in the Pension Plan and the Supplemental Executive Retirement Plan (the "SERP"). Mr. Mackintosh does not participate in either Plan.

Pension Plan

      The Pension Plan is a contributory, career average defined benefit plan. Benefits are determined based on the participant's average base salary during all years of participation. There is no deduction for Social Security or other offset amounts, and base salary does not include any bonus, overtime or shift differential compensation. At age 65, Messrs. Honeycutt, Madison, Level and Cooper will have participated in the Pension Plan for 24, 16, 16 and 19 years, respectively, and, assuming no increase in base salary, will have received an average base salary during all years of Pension Plan participation of $524,811, $401,974, $327,415 and $238,839, respectively.

      Pursuant to Internal Revenue Code requirements, the maximum base salary covered by the Pension Plan is limited each year. For calendar year 1997, the maximum base salary is $160,000. The excess benefit that would be payable under the Pension Plan absent these limitations (the "Excess Benefit"), is paid under the SERP to persons who participate in both Plans, as described in the following section.

      The table below shows the estimated annual benefit, on a single life annuity basis, payable under the Pension Plan and the Excess Benefit restoration provision of the SERP to a person who retires at age 65 and participates in both Plans.

 Average Annual                        Years of Service
      Base        -----------------------------------------------------------
  Compensation       5         10        15        20        25         30
 --------------   -------   -------   -------   -------    -------   --------
     $150,000     $16,875  $ 33,750  $ 50,625  $ 67,500   $ 84,375  $101,250
      250,000      28,125    56,250    84,375   112,500    140,625   168,750
      350,000      39,375    78,750   118,125   157,500    196,875   236,250
      450,000      50,625   101,250   151,875   202,500    253,125   303,750
      550,000      61,875   123,750   185,625   247,500    309,375   371,250

Supplemental Executive Retirement Plan

      The SERP provides retirement benefits to certain designated officers and key executives of the Company who satisfy its minimum service requirements. It provides two types of benefits: (1) as described above, an Excess Benefit restoration, which restores the shortfall of Pension Plan benefits resulting from Internal Revenue Code limits on the base salary used to compute those benefits ($160,000 in calendar year 1997), is provided for SERP participants who also participate in the Pension Plan, and (2) an Additional Benefit is provided for all SERP participants.

      The Additional Benefit is equal to 50% of the average of the participant's highest three (of the last five) annual base salaries, with a deduction of 100% of the amount of primary Social Security benefits payable at the time of determination. Upon the death of the participant, a spousal benefit of 50% of the participant's benefit is generally payable for the spouse's lifetime.

      In the event of a change-in-control of the Company, a SERP participant would become entitled to accelerated benefit entitlement under the SERP if his or her employment with the Company were involuntarily terminated within 36 months thereafter, or voluntarily terminated more than 12 but within 36 months thereafter.

      For the fiscal year ended March 28, 1997, the base salary covered by the SERP for Messrs. Honeycutt, Madison, Level and Cooper was $714,616, $409,404, $361,637 and $326,827, respectively. Assuming no increase in base salary, the estimated annual Additional Benefit, on a single life annuity basis, payable to Messrs. Honeycutt, Madison, Level and Cooper upon retirement at age 65 is $340,988, $188,286, $164,451 and $146,950, respectively.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Pursuant to its executive relocation program, the Company purchased Thomas R. Madison's home for $375,000 in fiscal year 1996, and Edward P. Boykin's home for $595,000 in fiscal year 1997. In each case, the purchase price was equal to the average of two independent appraisals. Both residences were sold at a loss during fiscal year 1997.

DST Systems, Inc. provides data processing and consulting services and licenses certain software products to the Company. During fiscal year 1997, the Company incurred aggregate expenses of $22,788,000 related thereto. DST Systems, Inc. beneficially owns 5.6% of the outstanding CSC Common Stock, and Thomas A McDonnell, President, Chief Executive Officer and Director of DST Systems, Inc., is a Director of the Company.

                                   APPENDIX A

                          COMPUTER SCIENCES CORPORATION
                 1997 NONEMPLOYEE DIRECTOR STOCK INCENTIVE PLAN


SECTION 1:  PURPOSE OF PLAN

            The purpose of this 1997 Nonemployee Director Stock Incentive Plan ("Plan") of Computer Sciences Corporation, a Nevada corporation (the "Company"), is to enable the Company and its subsidiaries to attract, retain and motivate their nonemployee directors by providing for or increasing the proprietary interests of such directors in the Company.

SECTION 2:  PERSONS ELIGIBLE UNDER PLAN

            Any director of the Company who is not and has never been an employee of the Company or any of its subsidiaries (a "Director") shall be eligible to be considered for the grant of Awards (as hereinafter defined) hereunder.

SECTION 3:  AWARDS

            (a) The Board of Directors of the Company (the "Board"), on behalf of the Company, is authorized under this Plan to enter into any type of arrangement with a Director that is not inconsistent with the provisions of this Plan and that by its terms, involves or might involve the issuance of (i) shares of common stock, par value $1.00 per share, of the Company ("Common Shares"), or
(ii) a Derivative Security (as such term is defined in Rule 16a-1 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as such Rule may be amended from time to time) with an exercise or conversion privilege at a price related to the Common Shares or with a value derived from the value of the Common Shares. The entering into of any such arrangement is referred to herein as the "grant" of an "Award."

            (b) Awards are not restricted to any specified form or structure and may include, but are not limited to, sales, bonuses and other transfers of stock, restricted stock, stock options, reload stock options, stock purchase warrants, other rights to acquire stock, restricted stock units, other securities convertible into or redeemable for stock, stock appreciation rights, limited stock appreciation rights, phantom stock or dividend equivalents, and an Award may consist of one such security or benefit, or two or more of them in tandem or in the alternative.

            (c) Common Shares may be issued pursuant to an Award for any lawful consideration as determined by the Board, including, without limitation, services rendered by the recipient of such Award.

            (d) Subject to the provisions of this Plan, the Board, in its sole and absolute discretion, shall determine all of the terms and conditions of each Award granted hereunder, which terms and conditions may include, among other things, a provision permitting the recipient of such Award to pay the purchase price of the Common Shares or other property issuable pursuant to such Award, in whole or in part, by delivering previously owned shares of capital stock of the Company (including "pyramiding") or other property, and/or by reducing the amount of Common Shares or other property otherwise issuable pursuant to such Award.

SECTION 4:  STOCK SUBJECT TO PLAN

            (a) At any time, the aggregate number of Common Shares issued and issuable pursuant to all Awards granted under this Plan shall not exceed 50,000, subject to adjustment as provided in Section 7 hereof.

            (b) For purposes of Section 4(a) hereof, the aggregate number of Common Shares issued and issuable pursuant to Awards granted under this Plan shall at any time be deemed to be equal to the sum of the following:

                  (i) the number of Common Shares which were issued prior to such time pursuant to Awards granted under this Plan, other than Common Shares which were subsequently reacquired by the Company pursuant to the terms and conditions of such Awards and with respect to which the holder thereof received no benefits of ownership such as dividends; plus

                  (ii) the number of Common Shares which were otherwise issuable prior to such time pursuant to Awards granted under this Plan, but which were withheld by the Company as payment of the purchase price of the Common Shares issued pursuant to such Awards; plus

                  (iii) the maximum number of Common Shares which are or may be issuable at or after such time pursuant to Awards granted under this Plan.

SECTION 5:  DURATION OF PLAN

            No Awards may be granted under this Plan after June 16, 2007.

SECTION 6:  ADMINISTRATION OF PLAN

            This Plan shall be administered by the Board, which shall be authorized and empowered to do all things necessary or desirable in connection with the administration of this Plan, including, without limitation, the following:

            (a) adopt, amend and rescind rules and regulations relating to this Plan;

            (b) determine which persons are Directors, and to which of such Directors, if any, Awards shall be granted hereunder;

            (c) grant Awards to Directors and determine the terms and conditions thereof, including the number of Common Shares issuable pursuant thereto;

            (d) determine whether, and the extent to which adjustments are required pursuant to Section 7 hereof; and

            (e) interpret and construe this Plan and the terms and conditions of all Awards granted hereunder.

SECTION 7:  ADJUSTMENTS

            If the outstanding securities of the class then subject to this Plan are increased, decreased or exchanged for or converted into cash, property and/or a different number or kind of securities, or if cash, property and/or securities are distributed in respect of such outstanding securities, in either case as a result of a reorganization, merger, consolidation, recapitalization, restructuring, reclassification, dividend (other than a regular, quarterly cash dividend) or other distribution, stock split, reverse stock split or the like, or if substantially all of the property and assets of the Company are sold, then, unless the terms of such transaction shall provide otherwise, the Board shall make appropriate and proportionate adjustments in:

            (a) the number and type of shares or other securities or cash or other property that may be acquired pursuant to Awards theretofore granted under this Plan;

            (b) the maximum number and type of shares or other securities that may be issued pursuant to Awards thereafter granted under this Plan; and

            (c) the maximum number of Common Shares with respect to which options or rights may thereafter be granted under this Plan to any Director during any fiscal year.

SECTION 8:  AMENDMENT AND TERMINATION OF PLAN

            The Board may amend or terminate this Plan at any time and in any manner, subject to the following:

            (a) no recipient of any Award shall, without his or her consent, be deprived thereof or of any of his or her rights thereunder or with respect thereto as a result of such amendment or termination; and

            (b) if any rule, regulation or procedure of any national securities exchange upon which any securities of the Company are listed, or any listing agreement with any such securities exchange, requires that any such amendment be approved by the stockholders of the Company, then such amendment shall not be effective unless and until it is approved by the affirmative vote of the holders of a majority of the securities of the Company present, or represented, and entitled to vote at a meeting of the stockholders of the Company.

SECTION 9:  EFFECTIVE DATE OF PLAN

            This Plan shall be effective as of June 16, 1997, the date upon which it was approved by the Board; provided, however, that no Common Shares may be issued under this Plan until it has been approved by the affirmative votes of the holders of a majority of the securities of the Company present, and entitled to vote at a meeting of the stockholders of the Company at which a quorum is present.